July 26, 2021

Taylor Beech and Katherine Bagley

Division of Corporation Finance

Office of Trade & Services

United States Securities and Exchange Commission

Washington, D.C. 20549

Re: Gin & Luck Inc.
Amendment No. 1 to Offering Statement on Form 1-A
Filed April 1, 2021
File No. 024-11463

Dear Ms. Beech and Ms. Bagley,

We acknowledge receipt of the comments in your letter dated April 19, 2021 regarding the Offering Statement of Gin & Luck Inc. (the “Company”). We appreciate the opportunity to respond to your comments.

Amendment No. 1 to Form 1-A filed April 1, 2021

Risk Factors
"If the company cannot raise sufficient funds . . .", page 6

1.        We note your revised disclosure in response to our prior comment 6 and your disclosure that "We have applied for and received approval for additional emergency loans from the government," and we reissue our comment in part. We also note the statement in your test-the-waters materials that you are currently approved for at least two PPP loans. Please disclose the number and amount of these "additional" loans and when you expect to receive funds from these loans. Make conforming changes where you discuss your liquidity in Management's Discussion and Analysis of Financial Conditions and Results of Operations. Alternatively, if you do not expect to receive any additional funds from the government, please revise your disclosure to clarify.

The Company has revised the risk factor, and notes that it does not expect to receive any additional funds from the government.

Preferred Stock
Information Rights, page 37

2. We note your revised disclosure and revisions to the Investors Rights Agreement in response to our prior comment 10 that all "Investors" will be entitled to the information rights described in this section. As defined in the Investors' Rights Agreement, "Investors" only refers to those who are party to the agreement. Accordingly, it appears there will still be periods of time when the Investors who are party to the Investors' Rights Agreement will be in possession of material non-public information and will therefore be unable to transfer their securities to potential investors who are not party to the agreement. Therefore, in an appropriate place in your filing, please include a discussion of potential restrictions on transfer and liquidity issues related to this disparity in access to information among investors.

The Company revised the disclosure, as requested by the Staff. The Company added additional disclosure to the risk factor entitled, “Your ability to transfer your securities may be limited.”

Financial Statements, page F-1

3. Please update your financial statements to comply with Form 1-A, Part F/S, paragraphs (b)(3)(A) and (b)(4).

The Company updated its financial statements, as requested by the Staff.

Consolidated Statements of Operations, page F-3

4. The basic and diluted net loss per share measures presented on your statements of operations on pages F-3 and F-22 do not appear to be consistent with the amounts disclosed in the earnings per share footnotes to your interim and audited financial statements on pages F-15 and F-34. Please revise to reconcile the difference.

The Company notes that it has updated the financial statements.

General

5. The testing-the-waters materials you have filed as Exhibit 13 and your related SeedInvest website for this offering discuss several perks that are available to investors that reserve shares for purchase ahead of qualification of your offering statement. Please revise your offering statement to include discussions of such perks.

The Company has added disclosure on the perks on page 17.

Thank you again for the opportunity to respond to your questions to the Offering Statement of Gin & Luck Inc. If you have additional questions or comments, please contact me at jamie@crowdchecklaw.com.

Sincerely,

/s/ Jamie Ostrow
Jamie Ostrow
Partner
CrowdCheck Law LLP

cc:	Suying Li, Securities and Exchange Commission
Linda Cvrkel, Securities and Exchange Commission
David Kaplan, Chief Executive Officer, Gin & Luck Inc.